UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 50) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,526,225
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,526,225
	10.	Shared Dispositive Power 11,490,581

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,016,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 89,208,853 Shares outstanding as of April 24, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on April 26, 2019.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,526,225
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,526,225
	10.	Shared Dispositive Power 11,490,581

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,016,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 89,208,853 Shares outstanding as of April 24, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on April 26, 2019.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,526,225
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,526,225
	10.	Shared Dispositive Power 11,490,581

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,016,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 89,208,853 Shares outstanding as of April 24, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on April 26, 2019.

CUSIP No. 05329W102

1.	Names of Reporting Persons. The Lampert Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 212,821
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 212,821
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 212,821
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 89,208,853 Shares outstanding as of April 24, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on April 26, 2019.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,229,627
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,739,046
	10.	Shared Dispositive Power 11,490,581

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,229,627
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 89,208,853 Shares outstanding as of April 24, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on April 26, 2019.

This Amendment No. 50 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“ESL”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

The Filing Persons are filing this Amendment to report distributions by ESL of Shares on a pro rata basis to certain limited partners that elected in 2017 and/or 2018, as applicable, to redeem all or a portion of their interest in ESL.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by ESL, RBS, Investments, the Foundation and Edward S. Lampert by furnishing the information set forth below. ESL, RBS, Investments, the Foundation and Mr. Lampert are collectively defined as the “Filing Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.”

Item 2(c) is hereby amended and restated in its entirety as follows:

“(c) The principal business of each of ESL, RBS and Investments is purchasing, holding and selling securities for investment purposes. RBS is the general partner of ESL. Investments is the general partner of RBS. Mr. Lampert is a limited partner of RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of Investments. The principal business of the Foundation is managing and investing the trust estate and applying the net income and/or principal to or for charitable organizations. Mr. Lampert is a co-trustee of the Foundation. Each of the Filing Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In connection with the May 10, 2019 distributions by ESL of an aggregate of 686,694 Shares on a pro rata basis to certain limited partners that elected in 2018 to redeem all or a portion of their interest in ESL, in lieu of withholding a reasonable reserve from such distributions with respect to those limited partners that elected to redeem all of their interest in ESL (the “Redeeming Limited Partners”) for the purpose of satisfying the relevant Redeeming Limited Partner’s share of any contingent liabilities of or claims against ESL, a separate account controlled by ESL or its designee was established on behalf of, and for the benefit of, such Redeeming Limited Partners (each, a “Liability Account” and, collectively, the “Liability Accounts”) pursuant to the limited partnership agreement of ESL. From the Shares distributed by ESL to the Redeeming Limited Partners, an aggregate of 599,896 Shares were contributed into the Liability Accounts of such Redeeming Limited Partners. These contributions of Shares into the Liability Accounts were effected pursuant to the terms of the limited partnership agreement of ESL and no other consideration was paid in connection with such contributions.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“Pursuant to certain terms and conditions for margin loans entered into by each of Mr. Lampert (the “Lampert Margin Loan”) and ESL (the “ESL Margin Loan” and, together with the Lampert Margin Loan, the “Margin Loans”), dated as of February 7, 2019, with Citibank, N.A., as lender (“Lender”), Lender agreed to make one or more margin loans to ESL and Mr. Lampert, as applicable, in an aggregate principal amount not to exceed $155 million, subject to adjustment pursuant to the terms of the Margin Loans. As of the date of this Amendment, an aggregate of approximately $29.24 million in principal amount was outstanding under the Margin Loans. The borrowings under the Margin Loans, together with other consideration, were primarily used by the Filing Persons, through their affiliate Transform Holdco LLC, to consummate the acquisition on February 11, 2019, of substantially all of the go-forward retail footprint and other assets and component businesses of Sears Holdings Corporation as a going concern. The Margin Loans each mature on August 31, 2019, but each may (or must upon the occurrence of certain events described in the terms and conditions of such Margin Loans) be prepaid earlier.

In connection with the Margin Loans, among other assets, 2,000,000 Shares held by ESL were pledged as security for the obligations under the ESL Margin Loan and 6,000,000 Shares held by Mr. Lampert were pledged as security for the obligations under the Lampert Margin Loan. Pursuant to the terms of the Margin Loans, upon the occurrence and during the continuation of an event of default, Lender may exercise certain remedies including the right to sell or otherwise dispose of the Shares pledged as security under the Margin Loans, as applicable. However, Lender may not exercise any voting or dispositive power over any such Shares except to the extent that an event of default under the applicable Margin Loan has occurred and is continuing. The Margin Loans contain certain customary provisions, including representations and warranties, covenants, loan to value requirements, mandatory prepayment events and events of default.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b)     Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of May 14, 2019, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	15,016,806 (1)(2)	16.8% (3)	3,526,225 (2)	0	3,526,225 (2)	11,490,581 (1)

RBS Partners, L.P.	15,016,806 (1)(2)	16.8% (3)	3,526,225 (2)	0	3,526,225 (2)	11,490,581 (1)

ESL Investments, Inc.	15,016,806 (1)(2)	16.8% (3)	3,526,225 (2)	0	3,526,225 (2)	11,490,581 (1)

The Lampert Foundation	212,821	0.2% (3)	212,821	0	212,821	0

Edward S. Lampert	15,229,627 (1)(2)(4)	17.1% (3)	15,229,627 (1)(2)(4)	0	3,739,046 (2)(4)	11,490,581 (1)

(1)

This number includes 11,490,581 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, Investments and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This number includes 2,926,329 Shares held by ESL and 599,896 Shares held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(3)

This is based upon 89,208,853 Shares outstanding as of April 24, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on April 26, 2019.

(4)

This number includes 212,821 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in each of Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2019	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

THE LAMPERT FOUNDATION

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Co-Trustee

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
Robert K. Breyer	Chief Compliance Officer	United States
Harold R. Talisman	Chief Financial Officer	United States
Kunal S. Kamlani	President	United States

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed		Price Per Share
ESL Partners, L.P.	05/10/2019	Pro Rata Distribution of Shares to Redeeming Limited Partners	86,798	(1)	$0

(1)

Represents the number of shares of common stock of AutoNation, Inc., par value $0.01 per share (“Shares”), over which ESL Partners, L.P. (“ESL”) divested beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, following the May 10, 2019 distributions by ESL of an aggregate of 686,694 Shares on a pro rata basis to certain limited partners that elected in 2018 to redeem all or a portion of their interest in ESL and, from those Shares distributed by ESL to those limited partners that elected to redeem all of their interest in ESL (the “Redeeming Limited Partners”), the aggregate of 599,896 Shares that were contributed into separate accounts controlled by ESL or its designee that were established on behalf of, and for the benefit of, such Redeeming Limited Partners, which was effected pursuant to the terms of the limited partnership agreement of ESL in lieu of withholding a reasonable reserve from the amounts otherwise distributable to such Redeeming Limited Partners for the purpose of satisfying the relevant Redeeming Limited Partner’s share of any contingent liabilities of or claims against ESL.